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SEC IISSION

20003721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CLASSIC, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 28TH AVE N
(No. and Street)

FARGO	**ND**	**58102**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL YOUNG **701-364-9390**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **MICHAEL YOUNG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **CLASSIC, LLC**, as of **DECEMBER** **31,** **2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANNIE A. EWALT
Notary Public
State of North Dakota
My Commission Expires Aug. 4, 2022

Signature

CCO & COO

Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLASSIC, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Classic, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Classic, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Classic, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Classic, LLC's management. Our responsibility is to express an opinion on Classic, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Classic, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Classic, LLC's auditor since 2014.

Maitland, Florida

February 22, 2020

CLASSIC, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Assets		
Cash and cash equivalents	$	112,842
Commissions receivable		6,234
Accounts receivable		1,721
Equipment, net of accumulated depreciation of $3,100		115
Prepaid expenses and other		15,780
Total assets	$	136,692

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	6,890
Accrued expenses		7,062
Total liabilities		13,952
Member's Equity		
Member's equity	$	122,740
Total liabilities and member's equity	$	136,692

The accompanying notes are an integral part of these financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Classic, LLC (the Company) was incorporated September 13, 2011. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company became a registered broker-dealer on November 27, 2012. The Company is wholly owned by Classic Holdings, LLC. (Parent Company). The Company is registered in 20 states and is engaged in investment advisory, financial planning, and other financial services. The Company earns commissions from the sale of mutual funds, variable annuities, 529 plans and other insurance products.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2019, the Company had no uninsured cash balances.

Accounts Receivable:

Accounts receivable represents commissions and insurance reimbursement receivables.

Management anticipates no substantial loss from the receivable balances; therefore, no reserve was established at December 31, 2019.

Regulatory Deposit:

The Company has deposited $8,973 with FINRA for 2020 licensing fees. This deposit was required by FINRA to be pre-paid in December 2019 to maintain state registrations in 2020. The Company will recognize this deposit as an expense on January 1, 2020.

Property and Equipment:

Equipment is stated at cost less accumulated depreciation. Property and equipment are depreciated over their estimated useful lives by use of the straight-line method. The estimated useful lives of the property and equipment are 7 years for equipment.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Significant Judgments
Revenues include brokerage commissions, fees from the sale of mutual funds and insurance, and advisory fee overrides from an affiliated party (see Note 2). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Advisory fee override is recognized in the period the associated services were provided. There were no unsatisfied performance obligations at December 31, 2019.

Income Taxes:

The Company files consolidated tax returns with its parent, Classic Holdings, LLC. The Company is an LLC and will not be required to recognize income tax expense. The Members of the LLC will recognize tax provisions.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the Company for 2018, 2017, and 2016 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Classic Asset Management, LLC, an affiliated registered investment advisor with common ownership for re-payment and division of applicable expenses. These expenses include office equipment, software and other administrative items. During the year ended December 31, 2019, the amount incurred to related parties was $54,629. The net amount owed to the affiliation at December 31, 2019 amounted to $1,294. Additionally, the Company pays rent to a related party (see Note 5).

A small percentage of profit may be distributed to the Holding Company on an annual basis.

The Company receives fees from Classic Asset Management, LLC for various services, primarily compliance, in the amount of five percent of management fees it receives, which amounted to $102,499 for the year ended December 31, 2019.

NOTE 3. PROPERTY AND EQUIPMENT

Total property and equipment	$3,215
Less accumulated depreciation	(3,100)
Property and equipment, net	$ 115

Depreciation expense was $459 for the year ended December 31, 2019.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2019, the Company had a net capital of $102,886 which was $97,886 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.14 to 1 at December 31, 2019.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 5. LEASE AND CONTRACT COMMITMENTS (RELATED PARTY)

The Company has a lease with Young Properties, whose owner is an affiliate of the Parent Company. The Company leases approximately 698 square feet of office space under the terms of an operating lease ("the Lease") entered into on November 1, 2017. The Company pays a monthly minimum lease payment of $567. The Lease is on a month to month basis. Total rent expense for 2019 was $6,801.

NOTE 6. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies that would have a material impact as of December 31, 2019.

NOTE 7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2019, the Company adopted ASU 2016-2, Leases – (Topic "842"). ASU 2016-02 recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements. Previously, generally accepted accounting principles did not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. The adoption of Leases – ("Topic 842") requires a lessee to include on its balance sheet an asset arising from an operating lease. The Company has no leases falling within its scope and adoption of this did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

NOTE 8. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2020, the date the financial statements were available to be issued.